UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    December 15, 2004                    By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                            [LOGO - TECKCOMINCO]
                                      ------------------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        04-36-TC


FOR IMMEDIATE RELEASE:  December 14, 2004


             TECK COMINCO CESL TECHNOLOGY COPPER PLANT CONSTRUCTION
                                APPROVED BY CVRD

Vancouver, B.C. - Teck Cominco Limited and Companhia Vale do Rio Doce ("CVRD") announce that CVRD has approved the construction of a 10,000 tonne-per-year industrial scale copper plant utilizing technology developed by Cominco Engineering Services Ltd. ("CESL"). The CESL Process is an environmentally friendly, copper extraction technology, which provides high overall recovery of copper at low capital and operating costs. Detailed engineering will begin immediately. Construction of the plant is scheduled to be completed by mid-2007.

"The agreement with CVRD is an important milestone in the development and commercialization of the CESL process," said Teck Cominco's Doug Magoon, General Manager, Technology. "This plant will demonstrate the commercial viability of this important new technology". Mr. Paulo Libanio, CVRD's Director, Non-Ferrous Department, stated that "CESL technology has been selected because of its capacity to treat concentrates with impurities, flexibility in scale of production, by-product recovery capability and the process is environmentally safe."

Incorporated in 1942, Companhia Vale do Rio Doce is the largest diversified mining company in the Americas and the fifth largest company in the global metals & mining industry with a market capitalization of US$27 billion. CVRD shares are traded on the New York Stock Exchange - NYSE (RIO and RIOPR). Further information can be found at WWW.CVRD.COM.BR

CESL is a mining research and development group and is a wholly owned subsidiary of Teck Cominco Limited. Teck Cominco Limited is a diversified mining corporation, headquartered in Vancouver, Canada with assets totalling approximately $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The Company is a world leader in the production of zinc and metallurgical coal and its diversified operations also produce significant quantities of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM and for CESL at WWW.CESL.COM

                                     - 30 -

For additional information please contact:
Doug Horswill, Senior Vice President, Environmental & Corporate Affairs
(604) 844-2655



                              TECK COMINCO LIMITED
                 600-200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com